Exhibit 99.1

Silicon Motion Announces Results for the Period Ended December 31, 2018

NEWS RELEASE

Financial Highlights

	4Q 2018 GAAP	4Q 2018 Non-GAAP
• Net sales	$123.4 million (-11% Q/Q, -9% Y/Y)	$123.4 million (-11% Q/Q, -9% Y/Y)
• Gross margin	50.3%	50.5%
• Operating margin	14.0%	25.1%
• Earnings per diluted ADS	$0.48	$0.83

	Full Year 2018 GAAP	Full Year 2018 Non-GAAP
• Net sales	$530.3 million (+1% Y/Y)	$530.3 million (+1% Y/Y)
• Gross margin	49.2%	49.3%
• Operating margin	20.4%	25.0%
• Earnings per diluted ADS	$2.78	$3.41

Business Highlights

•	Embedded Storage[1] sales declined almost 15% Q/Q and accounted for approximately 80% of total sales

•	SSD controller sales decreased about 20% Q/Q

•	eMMC+UFS controller sales decreased about 15% Q/Q

•	SSD solutions sales increased about 5% Q/Q

•	Began shipping our SSD controllers to a US NAND partner for one of the world’s first 96-layer TLC-based SSD

TAIPEI, Taiwan and MILPITAS, Calif., January 30, 2019 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended December 31, 2018. For the fourth quarter, net sales decreased sequentially to $123.4 million from $138.6 million in third quarter 2018. Net income (GAAP) decreased to $17.3 million or $0.48 per diluted ADS (GAAP) from a net income (GAAP) of $29.2 million or $0.81 per diluted ADS (GAAP) in third quarter 2018.

[1]	Embedded Storage comprises primarily eMMC+UFS and SSD controllers and data center and industrial SSD solutions.

For the fourth quarter, net income (non-GAAP) decreased to $30.2 million or $0.83 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $34.5 million or $0.95 per diluted ADS (non-GAAP) in third quarter 2018.

Fourth Quarter 2018 Review

“Our fourth quarter sales declined as expected, near the midpoint of guidance,” said Wallace Kou, President and CEO of Silicon Motion. “Our client SSD controller sales weakened largely due to more cautious than expected procurement of NAND flash from module makers that face the transitional risk of operating during a period of rapidly falling NAND prices. Our eMMC+UFS controller sales declined because of weak smartphone sales. Sales of our Shannon data center SSDs declined while our Ferri industrial SSDs increased.”

Sales

(in millions, except percentages)	4Q 2018		3Q 2018		4Q 2017
	Sales	Mix	Sales	Mix	Sales	Mix
Mobile Storage*	$113.4	92%	$129.8	94%	$125.3	92%
Q/Q	-13%		+0%		+7%
Y/Y	-10%		+11%		-4%
Mobile Communications**	$7.2	6%	$7.0	5%	$9.4	7%
Others	$2.8	2%	$1.7	1%	$1.5	1%
Total revenue	$123.4	100%	$138.6	100%	$136.2	100%
Q/Q	-11%		+0%		+7%
Y/Y	-9%		+9%		-6%

*

Mobile Storage products include Embedded Storage products (eMMC+UFS and SSD controllers and data center and industrial SSD solutions) and Expandable Storage products (SD memory cards and USB flash drive controllers)

**	Mobile Communications products include mobile TV SoCs

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	4Q 2018	3Q 2018	4Q 2017	4Q 2018	3Q 2018	4Q 2017
Revenue	$123.4	$138.6	$136.2	$123.4	$138.6	$136.2
Gross profit	$62.1	$70.6	$63.3	$62.3	$70.7	$63.5
Percent of revenue	50.3%	50.9%	46.5%	50.5%	51.0%	46.6%
Operating expenses	$44.9	$38.3	$49.8	$31.4	$33.1	$30.6
Operating income	$17.2	$32.2	$13.5	$31.0	$37.5	$32.9
Percent of revenue	14.0%	23.3%	9.9%	25.1%	27.1%	24.1%
Earnings per diluted ADS	$0.48	$0.81	$0.27	$0.83	$0.95	$0.79

Other Financial Information

(in millions)	4Q 2018	3Q 2018	4Q 2017
Cash and cash equivalents, and short-term investments	$288.6	$308.2	$366.4
Bank loans	—	$3.9	$25.0
Loan repayments	$3.9	$8.1	—
Capital expenditures	$5.0	$62.9	$3.5
Dividend payments	$10.8	$10.8	$10.7
Share repurchase	$33.6	—	—

During the fourth quarter, we had $5.0 million of capital expenditures, primarily for routine purchases of software, design tools and other items.

Our fourth quarter cash flows were as follows:

3 months ended Dec. 31, 2018

(In $ millions)
Net income (GAAP)	17.3
Depreciation & amortization	3.8
Impairment loss of goodwill	0.6
Impairment loss of long term investment	1.2
Changes in operating assets and liabilities	1.3
Others	10.6

Net cash provided by operating activities	34.8

Acquisition of property and equipment	(5.0)

Net cash used in investing activities	(5.0)

Dividend	(10.8)
Share repurchase	(33.6)
Loans	(3.9)

Net cash used in financing activities	(48.3)

Effects of changes in foreign currency exchange rates on cash	—

Net decrease in cash, cash equivalents and restricted cash	(18.5)

Returning Value to Shareholders

On October 29, 2018, the Board of Directors of the Company declared a $1.20 per ADS annual dividend to be paid in quarterly installments of $0.30 per ADS. On November 23, 2018, we paid $10.8 million to shareholders as the first installment of our annual dividend.

On November 21, 2018, the Company announced that its Board of Directors had authorized a new program for the Company to repurchase up to $200 million of its ADS over a 24 month period. In the fourth quarter, the Company repurchased $34.8 million of its ADS at an average price of $34.52 per ADS.

Business Outlook

“We expect NAND prices to continue falling through 2019, which will drive meaningful increase in client SSD adoption in PCs starting in the middle of this year,” said Wallace Kou, President and CEO of Silicon Motion. “As one would expect, benefits from this price elasticity of demand does not happen immediately. Also, during the current transitional period of rapidly falling NAND prices, our module maker customers may be more cautious than usual in their NAND and controller procurements. NAND flash vendors have also been temporarily limiting sales and building inventory. Finally, our OEM customers are operating with worse than usual business visibility due to weakening economic conditions, compounded by the US-China tariff situation and other uncertainties.”

For the first quarter of 2019, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$97.5m to $103.6m -21% to -16% Q/Q	—	$97.5m to $103.6m -21% to -16% Q/Q
Gross margin	46.9% to 49.9%	Approximately $0.1m*	47.0% to 50.0%
Operating margin	6.8% to 11.2%	Approximately $5.0m to $5.1m**	12.0% to 16.0%

*	Projected gross margin (non-GAAP) excludes $0.1 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $0.5 million of amortization of intangible assets and $4.5 million to $4.6 million of stock-based compensation.

For full-year 2019, management expects GAAP and Non-GAAP Revenue to be approximately similar to 2018 and Gross Margin and Operating Margin to be approximately similar to the prior year if product mix remains unchanged.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on January 30, 2019.

Speakers:

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Senior Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 080 909 1568

Participant Passcode: 4485756

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 4485756

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

Impairment of goodwill evaluates the recoverability of goodwill annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Gain and loss on equity-method investment consists of gain and/or loss related to our investment in a privately-held company, which varies depending on the operational and financial performance of the company in which we invested. We believe that providing non-GAAP measures excluding these charges, as well as the GAAP measures, assists our investors because such charges are not reflective of our ongoing operations.

Impairment of long-term investments relates to the other-than-temporary, non-operating write down of the Company’s minority stake investments. We do not consider these investments to be strategic and exclude the performance of these investments when evaluating our ongoing performance and forecasting our earnings trends, and therefore excluding losses (and gains) from the investments when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Dec. 31, 2017 ($)	Sep. 30, 2018 ($)	Dec. 31, 2018 ($)
Net Sales	136,165	138,562	123,386
Cost of sales	72,878	67,988	61,288

Gross profit	63,287	70,574	62,098
Operating expenses
Research & development	27,946	25,506	30,675
Sales & marketing	7,364	7,735	7,435
General & administrative	5,046	4,355	5,397
Amortization of intangibles assets	956	741	741
Impairment loss of goodwill	10,337	—	625
Gain from disposal of other assets	(1,880)	—	—

Operating income	13,518	32,237	17,225
Non-operating income (expense)
Interest income, net	1,135	1,597	1,718
Foreign exchange gain (loss), net	(447)	(749)	(9)
Gain (loss) on equity-method investment	—	(98)	(169)
Impairment of long-term investments	(120)	—	(1,242)
Others, net	70	55	38

Subtotal	638	805	336

Income before income tax	14,156	33,042	17,561
Income tax expense	4,338	3,858	260

Net income	9,818	29,184	17,301

Earnings per basic ADS	$0.27	$0.81	$0.48
Earnings per diluted ADS	$0.27	$0.81	$0.48
Margin Analysis:
Gross margin	46.5%	50.9%	50.3%
Operating margin	9.9%	23.3%	14.0%
Net margin	7.2%	21.1%	14.0%

	For the Three Months Ended
	Dec. 31, 2017 ($)	Sep. 30, 2018 ($)	Dec. 31, 2018 ($)
Additional Data:
Weighted avg. ADS equivalents[2]	35,785	36,136	35,974
Diluted ADS equivalents	36,005	36,171	36,070

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Dec. 31, 2017 ($)	Sep. 30, 2018 ($)	Dec. 31, 2018 ($)
Gross profit (GAAP)	63,287	70,574	62,098
Gross margin (GAAP)	46.5%	50.9%	50.3%
Stock-based compensation expense (A)	167	80	246
Gross profit (non-GAAP)	63,454	70,654	62,344
Gross margin (non-GAAP)	46.6%	51.0%	50.5%
Operating expenses (GAAP)	49,769	38,337	44,873
Stock-based compensation expense (A)	(7,887)	(4,468)	(12,132)
Amortization of intangible assets	(956)	(741)	(741)
Impairment loss of goodwill	(10,337)	—	(625)
Litigation expense	—	(8)	(7)
Operating expenses (non-GAAP)	30,589	33,121	31,368
Operating profit (GAAP)	13,518	32,237	17,225
Operating margin (GAAP)	9.9%	23.3%	14.0%
Total adjustments to operating profit	19,347	5,297	13,751
Operating profit (non-GAAP)	32,865	37,534	30,976
Operating margin (non-GAAP)	24.1%	27.1%	25.1%
Non-operating income (expense) (GAAP)	638	805	336
Foreign exchange loss (gain), net	447	749	9
Loss (gain) on equity-method investment	—	98	169
Impairment loss of long-term investment	120	—	1,242
Non-operating income (expense) (non-GAAP)	1,205	1,652	1,756
Net income (GAAP)	9,818	29,184	17,301
Total pre-tax impact of non-GAAP adjustments	19,914	6,144	15,171
Income tax impact of non-GAAP adjustments	(1,320)	(825)	(2,273)
Net income (non-GAAP)	28,412	34,503	30,199
Earnings per diluted ADS (GAAP)	$0.27	$0.81	$0.48
Earnings per diluted ADS (non-GAAP)	$0.79	$0.95	$0.83
Shares used in computing earnings per diluted ADS (GAAP)	36,005	36,171	36,070
Non-GAAP Adjustments	169	147	293
Shares used in computing earnings per diluted ADS (non-GAAP)	36,174	36,318	36,363
(A) Excludes stock-based compensation as follows:
Cost of Sales	167	80	246
Research & development	5,131	2,804	8,380
Sales & marketing	1,194	897	1,418
General & administrative	1,562	767	2,334

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Year Ended
	Dec. 31, 2017 ($)	Dec. 31, 2018 ($)
Net Sales	523,404	530,348
Cost of sales	272,210	269,541

Gross profit	251,194	260,807
Operating expenses
Research & development	102,053	102,028
Sales & marketing	25,868	29,279
General & administrative	16,933	17,633
Amortization of intangibles assets	2,534	2,964
Impairment loss of goodwill	10,337	625
Gain from disposal of other assets	(1,880)	—

Operating income	95,349	108,278
Non-operating expense (income)
Interest income, net	3,845	5,923
Foreign exchange gain (loss), net	(157)	(615)
Gain (loss) on equity-method investment	—	(473)
Impairment of long-term investments	(120)	(1,242)
Others, net	84	193

Subtotal	3,652	3,786

Income before income tax	99,001	112,064
Income tax expense	24,046	11,791

Net income	74,955	100,273

Earnings per basic ADS	$2.10	$2.78

Earnings per diluted ADS	$2.09	$2.78

Margin Analysis:
Gross margin	48.0%	49.2%
Operating margin	18.2%	20.4%
Net margin	14.3%	18.9%
Additional Data:
Weighted avg. ADS equivalents	35,684	36,031
Diluted ADS equivalents	35,902	36,128

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Year Ended
	Dec. 31, 2017 ($)	Dec. 31, 2018 ($)
Gross profit (GAAP)	251,194	260,807
Gross margin (GAAP)	48.0%	49.2%
Stock-based compensation expense(A)	293	390
Gross profit (non-GAAP)	251,487	261,197
Gross margin (non-GAAP)	48.0%	49.3%
Operating expenses (GAAP)	155,845	152,529
Stock-based compensation expense (A)	(15,200)	(20,388)
Amortization of intangible assets	(2,534)	(2,964)
Impairment loss of goodwill	(10,337)	(625)
Litigation expense	—	(37)
Operating expenses (non-GAAP)	127,774	128,515
Operating profit (GAAP)	95,349	108,278
Operating margin (GAAP)	18.2%	20.4%
Total adjustments to operating profit	28,364	24,404
Operating profit (non-GAAP)	123,713	132,682
Operating margin (non-GAAP)	23.6%	25.0%
Non-operating income (expense) (GAAP)	3,652	3,786
Foreign exchange loss (gain), net	157	615
Loss (gain) on equity-method investment	120	1,242
Investment loss-equity method	—	473
Non-operating income (expense) (non-GAAP)	3,929	6,116
Net income (GAAP)	74,955	100,273
Total pre-tax impact of non-GAAP adjustments	28,641	26,734
Income tax impact of non-GAAP adjustments	(2,306)	(3,480)
Net income (non-GAAP)	101,290	123,527
Earnings per diluted ADS (GAAP)	$2.09	$2.78
Earnings per diluted ADS (non-GAAP)	$2.81	$3.41

	For the Year Ended
	Dec. 31, 2017 ($)	Dec. 31, 2018 ($)
Shares used in computing earnings per diluted ADS (GAAP)	35,902	36,128
Non-GAAP Adjustments	107	133
Shares used in computing earnings per diluted ADS (non-GAAP)	36,009	36,261
(A) Excludes stock-based compensation as follows:
Cost of Sales	293	390
Research & development	9,255	13,277
Sales & marketing	3,166	3,407
General & administrative	2,779	3,704

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Dec. 31, 2017 ($)	Sep. 30, 2018 ($)	Dec. 31, 2018 ($)
Cash and cash equivalents	359,453	303,329	284,989
Short-term investments	6,941	4,919	3,609
Accounts receivable (net)	79,135	84,273	89,670
Inventories	94,186	91,117	81,518
Refundable deposits – current	19,515	19,341	19,157
Prepaid expenses and other current assets	9,567	7,588	17,454

Total current assets	568,797	510,567	496,397
Long-term investments	—	4,412	3,000
Property and equipment (net)	51,370	110,953	101,410
Goodwill and intangible assets (net)	66,393	64,163	62,796
Other assets	7,172	7,023	9,120

Total assets	693,732	697,118	672,723

Accounts payable	56,423	30,986	27,657
Loans	25,000	3,900	—
Income tax payable	11,492	6,808	4,162
Accrued expenses and other current liabilities	84,329	44,728	79,739

Total current liabilities	177,244	86,422	111,558
Other liabilities	22,437	27,635	26,686

Total liabilities	199,681	114,057	138,244
Shareholders’ equity	494,051	583,061	534,479

Total liabilities & shareholders’ equity	693,732	697,118	672,723

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in embedded storage products such as SSDs and eMMCs+UFS, which are found in smartphones, PCs, commercial and industrial applications. We ship over 750 million NAND controllers annually and have shipped over five billion NAND controllers in the last ten years, more than any other company in the world. We also supply specialized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers, and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected first quarter of 2019 and full year 2019 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the first quarter of 2019 and full year 2019. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2018. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:

Jason Tsai	Selina Hsieh
Senior Director of IR and Strategy	Investor Relations
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu
Project Manager
E-mail: sara.hsu@siliconmotion.com